Exhibit 11

Statement of Computation of Per Share Earnings

Set forth below are the bases for the computation of earnings per share for the periods shown.

	Six Months Ended June 30,
	2007	2006
Earnings Per Common Share
Basic	$0.38	$0.42
Average Shares Outstanding	9,510,788	9,399,628
Diluted	$0.37	$0.40
Average Shares Outstanding (including dilutive effect of stock options)	9,826,739	9,821,666

	Three Months Ended June 30,
	2007	2006
Earnings Per Common Share
Basic	$0.21	$0.21
Average Shares Outstanding	9,532,765	9,420,579
Diluted	$0.20	$0.20
Average Shares Outstanding (including dilutive effect of stock options)	9,813,537	9,847,644